FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

Banco Santander, S.A.
INCORPORATION BY REFERENCE
This report on Form 6-K/A, except for the last paragraph on page 17 of Item 1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact dated October 27, 2011

MATERIAL FACT
With regard to the public announcement made early this morning by the European authorities regarding the new capital requirements of a temporary and extraordinary nature applicable to financial institutions, Banco Santander hereby reports that the additional capital required for Grupo Santander amounts to 6,474 million euros (after taking into account the mandatory convertible bonds amounting to 8,497 million euros, which added to the aforementioned figure gives a total of 14,971 million euros, the same figure published by the press). Of the 6,474 million euros, 2,607 million euros relates to sovereign risk.
As of 30th September 2011, such additional capital requirements amount to 5,224 million euros.
These figures are preliminary and indicative, being subject to changes on the final data base for September and will be reviewed by the supervisory authorities.
To address these new requirements, Banco Santander has today announced the measures resulting from the following table, comfortably exceeding the demands imposed by the European authorities as of 30th June 2012, without needing to carry out any capital increase and maintaining its shareholder remuneration policy, which involves the distribution of 0.60 euros per share with respect to the 2011 financial year.
Banco Santander’s objective is to attain 10% of core capital in accordance with the new demands of the EBA as of 30th June 2012.
Boadilla del Monte (Madrid), 27th October 2011
Banco Santander, S.A.- Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R.M. de Santander, Hoja 286, Folio 64, Libro 5° de Sociedades. Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 27, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President